Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities and Exchange Commission
December 31, 2016

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).